

July 5, 2013

<u>Via E-mail</u>
Michael J. Ulrich
Vice President
Pacific Coast Oil Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Suite 500
Austin, TX 78701

> **Re:** **Pacific Coast Oil Trust**
> **Registration Statement on Form S-3**
> **Filed June 17, 2013**
> **File No. 333-189394**
>
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 001-35532**

Dear Mr. Ulrich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3 Filed June 17, 2013</u>

1. As you are incorporating by reference your annual report on Form 10-K for the year ended December 31, 2012, please comply with the comments below prior to requesting effectiveness on the Form S-3.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2. Properties, page 38

Reserves, page 38

2.   We note that certain of the disclosures required by Item 1200 of Regulation S-K for the
        properties underlying the Trust's net profits and royalty income have not been carried
        forward from your filing on Form S-1. Please clarify for us why you appear to have
        revised or omitted the following disclosure:

        • A discussion of material changes in proved undeveloped reserves that occurred
          during the period covered by the report, including quantities converted to proved
          developed reserves. Refer to Item 1203(b);

        • A discussion of investments (e.g., capital expenditures) and progress made during the
          year to convert proved undeveloped reserves to proved developed reserves. Refer to
          Item 1203(c);

        • Explanation of the reasons why material amounts of proved undeveloped reserves
          remain undeveloped for five years or more after disclosure as proved undeveloped
          reserves, if applicable. Refer to Item 1203(d);

        • For the fiscal year, disclosure of production by final product sold, of oil, gas and other
          products. While we note disclosure on a monthly basis on page 51, please refer to
          Item 1204(a);

        • For the fiscal year, disclosure of the average sales price and average production cost.
          While we note disclosure on a monthly basis for average price on page 51, please
          refer to Item 1204(b).

Financial Statements and Supplementary Data

Oil and Natural Gas Disclosures (Unaudited)

Oil and Natural Gas Reserve Quantities, page 71

3.   We note the disclosure per page 72 of your Form 10-K stating that positive revisions to
        your proved reserves were partially attributable to an increase in oil prices. However,
        you disclose that unweighted average first-day-of-the-month crude oil prices used to
        determine proved reserves were $94.71 per barrel for the fiscal year ended December 31,
        2012 compared to $95.97 per barrel for the fiscal year ended December 31, 2011 (i.e., a
        decrease of $1.26 per barrel). Please advise. Refer to FASB ASC 932-235-50-5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Sean T. Wheeler